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                                                            EXHIBIT 4.1

                                  AGREEMENT

      Whereas, You Bet International, Inc. ("Employer") and Katherine Wilkins ("Employee") entered into an employment agreement dated November 14, 1996 (the "Employment Agreement").

       Whereas, the Employment Agreement contained a provision that Employer would pay Employee a signing bonus of $30,000 (the "Bonus").

       Whereas, the Bonus was due and payable on December 31, 1996.

       Whereas, the Employee gave the Employer an extension of one year to pay the Bonus based on the Employer agreeing to pay interest on the Bonus at the rate of 15% per annum.

       Whereas, the Employer is not in a financial position to pay the Bonus as of December 31, 1997.

       Therefore, in consideration of the mutual promises made herein, Employer and Employee agree as set forth below, effective as of December 31, 1997.

       Employer agrees to issue common stock purchase warrants to Employee to purchase 100,000 shares of Employer's common stock, immediately exercisable at $3.00 per share (the "Warrants"). The Warrants will be exercisable, in whole or in part, through and until the later of (i) the last day of the 180 day period commencing on the date that a registration statement registering the shares of common stock underlying the Warrants is declared effective by the Securities and Exchange Commission or (ii) October 31, 1998.

      Employer agrees to deliver a certificate evidencing the issuance of the Warrants (the "Warrant Certificate"), duly executed by an officer of Employer, to Employee no later than April 30, 1998, and upon the issuance and delivery of such Warrant Certificate, Employee agrees that the Bonus, including accrued interest, will be cancelled.

      Employer agrees to register the shares of common stock underlying the Warrants with the Securities and Exchange Commission pursuant to a REgistration Statement on Form S-8 as soon as practicable after the issuance of the Warrant Certificate, but in no event later than May 11, 1998.

      Should the Warrants expire without being exercised by Employee, this Agreement will be deemed null and void, and the Bonus, including accrued interest, will be retroactively reinstated as an obligation of Employer.

Employer:                              Employee:

You Bet International Inc.             Katherine Wilkins


By: /s/ David M. Marshall              By:  /s/ Katherine Wilkins
   -----------------------                  ---------------------
   David M. Marshall
   Chairman and Chief
      Executive Officer